UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

March 31, 2025

Casa Shares Assets, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-2653532
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 West Poleline Road

Rexburg, ID 83440

(Full mailing address of principal executive offices)

949-383-0056

(Issuer’s telephone number)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this offering circular includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Casa Shares platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this offering circular are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Casa Shares platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Since its formation in July 2023, our company has been engaged primarily in preparing to acquire properties for its series and developing the financial, offering and other materials to begin fundraising.  We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues are generated at the series level. For the period ended March 31, 2025, Casa Shares Series Lorene generated $7,500 in revenues.

We incurred $7,592 in Operating Expenses for the period ended March 31, 2025. Each series will be responsible for its own Operating Expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

As of March 31, 2025, Series Lorene had $9,221 in cash.

Casa Shares Series Lorene completed the acquisition of its property on October 12, 2023. With respect to the acquisition of the Series Lorene Property from the builder/seller, Casa Shares Series Lorene issued a convertible promissory note to the manager in the amount of $41,000. We intend to repay this promissory note out of the net proceeds of the Casa Shares Series Lorene offering.  As of March 31, 2025, the amount outstanding under this promissory note was $41,000.

On December 18, 2023, Casa Shares Series Lorene entered into a grid promissory note with the manager, Casa Shares, Inc., pursuant to which the manager agreed to lend Casa Shares Series Lorene up to a maximum of $13,310.04 to enable Casa Shares Series Lorene to make its Monthly Financing Payments. The grid note matures and becomes fully payable on December 13, 2024. Through March 31, 2025, the manager had lent Casa Shares Series Lorene under the grid note an aggregate amount of $4,436.51.

As of March 31, 2025, Series Richmond had $905 in cash.

Casa Shares Series Richmond completed the acquisition of its property on March 25, 2025. With respect to the acquisition of the Series Richmond Property from the builder/seller, Casa Shares Series Richmond issued a convertible promissory note to the manager in the amount of $455,900. We intend to repay this promissory note out of the net proceeds of the Casa Shares Series Richmond offering, which has not yet commenced.  As of March 31, 2025, the amount outstanding under this promissory note was $455,900.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series.  No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

Plan of Operations

We intend to list our series properties for lease with a real estate broker, if not already rented upon acquisition. The asking rent for the series properties is expected to be in the range which is consistent with other rental properties in a given market area. We intend to hold the series properties for five to ten years during which time, we will operate the series properties as rental properties. During this period, we intend to distribute any Free Cash Flow to series interest holders.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than ten years.

We plan to launch an as of yet undetermined number of additional series and related offerings in the next twelve months; however, in any case, the aggregate dollar amount of all of the series interests that we will sell within the twelve-month period following qualification of our Form 1-A by the Commission will not exceed the maximum amount allowed under Regulation A.  The proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage condominiums or single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

•Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

•The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

•Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 3. FINANCIAL STATEMENTS

CASA SHARES ASSETS, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED MARCH 31, 2025

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024	F-1
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024	F-2
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ DEFICIT FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024	F-3
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024	F-4
NOTES TO CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-5

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

	March 31, 2025			September 30, 2024
	Series	Series		Series
	Lorene	Richmond	Consolidated	Lorene	Consolidated

ASSETS
Current assets:
Cash	$9,221	$905	$10,126	$5,999	$5,999
Due from property manager	1,501	-	1,501	1,526	1,526
Property and equipment, net	217,751	456,536	674,287	221,040	221,040
Deferred offering costs	97,400	-	97,400	97,400	97,400
Total assets	$325,873	$457,441	$783,314	$325,965	$325,965

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accrued expenses	$3,879	$-	$3,879	$3,879	$3,879
Security deposit	900	-	900	900	900
Due to related party	236,138	457,536	693,674	236,138	236,138
Total liabilities	240,917	457,536	698,453	240,917	240,917

Members' equity:
Members' capital	-	-	-	105,106	105,106
Accumulated deficit	(20,058)	-	(20,058)	(20,058)	(20,058)
Total members' equity	(20,057)	-	(20,057)	85,048	85,048
Total liabilities and members' equity	$220,860	$457,536	$678,396	$325,965	$325,965

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2025

UNAUDITED

	Six months ended March 31, 2025			Six months ended March 31, 2024
	Series	Series		Series
	Lorene	Richmond	Consolidated	Lorene	Consolidated
Rental income	$7,500	$-	$7,500	$3,750	$3,750
Total revenue	7,500	-	7,500	3,750	3,750

Operating expenses:
Depreciation	3,288	-	3,288	2,740	2,740
Insurance	336	-	336	305	305
Management fees	2,288	-	2,288	300	300
Repairs and maintenance	-	-	-	130	130
Property taxes	675	-	675	675	675
General and administrative	1,005	95	1,100	692	692
Total operating expenses	7,592	95	7,687	4,842	4,842
Operating loss	(92)	(95)	(187)	(1,092)	(1,092)

Interest expense, net	-	-	-	4437	4,437
Net loss	$(92)	$(95)	$(187)	$(5,529)	$(5,529)

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025

UNAUDITED

	Series Lorene			Series Richmond			Consolidated
			Total			Total			Total
	Members'	Accumulated	Members'	Members'	Accumulated	Members'	Members'	Accumulated	Members'
	Capital	Deficit	Equity	Capital	Deficit	Equity	Capital	Deficit	Equity
Balances at September 30, 2023	$24,396	$(6,384)	$18,012	$-	$-	$-	$24,396	$(6,384)	$18,012
Deemed contributions from Manager	58,712	-	58,712	-	-	-	58,712	-	58,712
Net loss	-	-	-	-	-	-	-	-	-
Balances at March 31, 2024	$83,108	$(11,913)	$71,195	$-	$-	$-	$83,108	$(11,913)	$71,195

Balances at September 30, 2024	$105,106	$(20,058)	$85,048	$-	$-	$-	$105,106	$(20,058)	$85,048
Deemed contributions from Manager	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-
Balances at March 31, 2025	$105,106	$(20,058)	$85,048	$-	$-	$-	$105,106	$(20,058)	$85,048

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2025

UNAUDITED

	Six months ended March 31, 2025			Six months ended March 31, 2024
	Series Lorene	Series Richmond	Consolidated	Series Lorene	Consolidated
Cash flows from operating activities:
Net loss	$-	$-	$-	$-	$-
Adjustments to reconcile net loss to net cash provided by operating activities:
Expenses paid by the Manager	-	-	-	4,437	4,437
Non cash expenses				231	231
Depreciation	3,288	-	3,288	2,740	2,740
Changes in operating assets and liabities:
Accounts receivable				(191)	(191)
Due from property manager	26	-	26	-	-
Accrued expenses	-	-	-	-	-
Due to related party	-	1,000	1,000	1,000	1,000
Net cash provided by operating activities	3,315	1,000	4,315	8,217	8,217
Net change in cash	3,222	905	4,127	2,688	2,688
Cash at beginning of period	5,999	-	5,999	-	-
Cash at end of period	$9,221	$905	$10,126	$2,688	$2,688

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-		$-	$-	$-
Cash paid for interest	$-		$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment paid by Manager	$-	$456,536	$456,536	$226,169	$226,169
Deferred offering costs incurred as deemed contributions from Manager	$-		$-	$58,712	$58,712

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

CASA SHARES ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Casa Shares Assets, LLC (the “Company”) is a Delaware Series limited liability company formed on July 17, 2023 under the laws of Delaware. Casa Shares Assets, LLC was formed to permit public investment in residential rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Casa Shares, Inc., managing member of the Company (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

On August 22, 2023, Casa Shares Series Lorene LLC (“Series Lorene”) was formed under the laws of Delaware as a series of the Company. On August 24, 2023, Casa Shares Series Lorene LLC entered into a contract to purchase a property located in Rexburg, Idaho (the “Casa Shares Series Lorene LLC property”) for the amount of $225,000.  The property closing occurred on October 12, 2023.

On November 5, 2024, the Company formed Casa Shares Series Richmond LLC, a series of Casa Shares Assets, LLC (“Series Richmond”) for the purpose of acquiring a single-family property located in Rexburg, Idaho. The acquisition closed on March 25, 2025, for a total purchase price of $455,900.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a fiscal year-end of September 30th.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Casa Shares Assets, LLC, Series Lorene and Series Richmond. All inter-company transactions and balances have been eliminated on consolidation.

Unaudited Interim Financial Information

The unaudited interim consolidated and consolidating statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the SEC. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary in order to make the financial statements not misleading and for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim consolidated and consolidating financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended September 30, 2024 included in the Company’s Offering Circular filed with the Securities Exchange and Commission (“SEC”).

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the Operating Agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

As of March 31, 2025 and September 30, 2024, the Company had deferred offering costs of $97,400 at each date.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash, and due to/from related party approximate fair values due to the short-term nature of these instruments.

Management Fee

The Manager will receive from each Series an annual asset management fee equal to one and one-half percent (1.5%) of the assets of the Series under management. Additionally, pursuant to the Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Series’ organization and offering, the Series’ operations, the acquisition of properties and in connection with third parties service providers. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its’ sole discretion and if so, these expenses will still be recognized by the Series with a corresponding credit to contributed capital.

Property Management Fee

As compensation for the services provided by the property management company, each Series will be charged a property management fee equal to eight percent (8%) of rents collected on the Series’ property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income. If the Series’ property is vacant and not producing rental income, the property management company is not entitled to a fee.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued professional fees, property taxes and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the period ended March 31, 2025.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.  The Company recognizes rental revenue on a monthly basis when earned.

To date, the Company has generated revenue from rental income of $7,500.

Comprehensive Income (loss)

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive loss is equal to net loss.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Series qualify and anticipate filing Form 8832 to elect to be taxed as a C corporation prior to the filing deadline.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recently Issued and Recently Adopted Accounting Pronouncements

In June 2016, the FASB ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update were extended by ASU No. 2019-10 and are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. The Company adopted this new guidance effective July 17, 2023 (date of inception). The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective July 17, 2023 and the adoption of the standard had no effect on the consolidated and consolidating financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, no cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to commence operations, generate cash flow from their rental activity and/or obtain financing from the Manager. However, there are assurances that the Company can be successful in commencing operations, generating cash flow from their rental activities or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

In October 2023, Series Lorene closed on its property, which was paid by the Manager (see Note 6).  Property and equipment consist of the following:

Series Lorene	March 31,	September 30,
	2025	2024
Building	$181,854	$181,854
Land	45,214	45,214
Property and equipment, at cost	227,068	227,068
Accumulated depreciation	(9,317)	(6,028)
Property and equipment, net	$217,751	$221,040

Depreciation expense was $3,288 and $2,740 for the period ended March 31, 2025 and 2024.

In March 2025, Series Richmond closed on its property, which was paid by the Manager (see Note 6).  Property and equipment consist of the following:

Series Richmond	March 31,	September 30,
	2025	2024
Building	$365,229	$-
Land	91,307	-
Property and equipment, at cost	456,536	-
Accumulated depreciation	-	-
Property and equipment, net	$456,536	$-

NOTE 5: MEMBERS’ EQUITY

The Series is managed by Casa Shares, Inc., a Delaware corporation and managing member of the Company. Pursuant to the terms of the Operating Agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

During the year ended September 30, 2024, the Company recorded $80,710 in deemed contributions from the Manager pertaining to $73,388 in deferred offering costs and $7,322 in general and administrative expenses incurred.

During the six months ended March 31, 2025, Series Lorene was conducting a Regulation A, Tier 2 offering, through which the Series Lorene has received approximately $18,000 in investor commitments as of the date of this filing. These funds were held in escrow and were not available for use until the offering’s initial closing. The offering successfully effectuated its first closing in April 2025, and the escrowed funds have since been released to the Series Lorene.

NOTE 6: RELATED PARTY TRANSACTIONS

The Series’ Manager, Casa Shares, Inc. is a managing member with common management of the Series.

Series Lorene

On August 22, 2023, Series Lorene executed a convertible promissory note to reimburse the Manager $41,000 for the security deposit and down payment for the Casa Shares Series LLC property. The convertible note does not bear any interest. The note has a maturity date 18 months following the date on which the offering for the Series Lorene membership interests commences through an offering conducted by the Company following qualification of the Company’s form 1-A by the Security and Exchange Commission. Except as otherwise provided herein, the Company shall repay the outstanding principal amount of this Note, in full, out of the net proceeds of the offering within fourteen days after the maturity date. If by the maturity date, Series Lorene has not raised sufficient funds in the offering to repay the principal amount of the note in full, any outstanding balance due on the principal amount shall be automatically converted into interests in Series Lorene on the same terms as offered to investors in the offering.

On August 24, 2023, Series Lorene executed a Sellers Note with the seller for the amount of $184,000 as a first loan on the Casa Shares Series LLC property. The Seller Note is secured by a Deed of Trust, payable at $1,103 per month, including interest at 8% per annum for 1 year and with the entire balance due 1 year from date of the Seller Note or contract for Deed. Prepayment is allowed without penalty and there are no conversion terms. The Sellers Note commenced on October 12, 2023, at the time of the property closing. The Seller Note in the amount of $184,000 was repaid by Casa Shares, Inc. on March 15, 2024, and as such Series Lorene owed this amount to the Manager as of March 31, 2025 and September 30, 2024.

On December 18, 2023, Casa Shares Series Lorene entered into a grid promissory note with the Manager, pursuant to which the Manager agreed to lend Casa Shares Series Lorene up to a maximum of $13,310. The grid note matures and becomes fully payable on December 13, 2024. Interest shall accrue on the unpaid portion of the base amount and the unpaid portion of all advances outstanding from time to time at a fixed rate of interest equal to eight percent (8%) per annum and shall be payable in one lump sum due on the Maturity Date. Through March 31, 2025, the Manager had provided an aggregate amount of $4,436 in advances to Casa Shares Series Lorene under the grid note, which is included in due to related party on the consolidated and consolidating balance sheet.

During the periods ended March 31, 2025 and 2024, Series Lorene incurred $2,288 and $300, respectively in management fees to the Manager.

Series Richmond

In March, 2025, Series Richmond, a series of Casa Shares Assets, LLC (“Series Richmond”), entered into a convertible promissory note agreement (the “Note”) with Casa Shares, Inc., the Company’s managing member and related party (the “Lender”), for a principal amount of $455,900. The Note was issued in connection with the acquisition of real estate located at 623 S 2275 W, Rexburg, Idaho (the “Property”), which closed on March 25, 2025. The proceeds of the Note were used to fund the purchase of the Property on behalf of Series Richmond.

The Note does not bear interest and is repayable in full in lawful U.S. dollars out of the net proceeds of a Regulation A offering of membership interests in Series Richmond (the “Offering”). The Note matures eighteen (18) months following the commencement of the Offering (the “Maturity Date”), which has not yet commenced. If sufficient proceeds are raised, repayment must occur within fourteen (14) days after the Maturity Date. In the event that Series Richmond does not raise sufficient funds in the Offering to repay the Note in full, the outstanding principal balance shall automatically convert into membership interests of Series Richmond on the same terms as offered to third-party investors.

The Note may be prepaid at any time without penalty. This amount is recorded as a related party payable on the consolidated and consolidating balance sheet. The Note is unsecured.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 30, 2025, the date the financial statements were available to be issued, and determined that there were no other events requiring adjustment to or disclosure in the financial statements.

ITEM 4. EXHIBITS

No.	Exhibit Description

2.1*	Certificate of Formation of Casa Shares Assets, LLC

2.2*	Operating Agreement of Casa Shares Assets, LLC

3.1*	Form of Series Designation

4.1*	Form of Subscription Agreement

4.2**	Grid Note by and between Casa Shares Series Lorene LLC, a series of Casa Shares Assets, LLC, and Casa Shares, Inc.

4.3***	Convertible Promissory Note between Casa Shares Series Lorene LLC, a series of Casa Shares, LLC, and Casa Shares, Inc. dated March 15, 2024

6.1*	Form of Broker Dealer Agreement, dated [*], 2023, between Casa Shares LLC and Rialto Markets, LLC

6.2*	Purchase and Sale Agreement dated August 14, 2023, between Teton River Lofts LLC and Casa Shares Series Lorene, a series of Casa Shares, LLC

6.3*	Form of Convertible Promissory Note between Casa Shares Series Lorene LLC, a series of Casa Shares, LLC, and Casa Shares, Inc.

6.4*	Financing Addendum between Teton River Lofts LLC and Casa Shares Series Lorene LLC, a series of Casa Shares, LLC

6.5*	Form of Property Management Agreement dated October 1, 2023, between Details Asset Management LLC and Casa Shares Series Lorene LLC, a series of Casa Shares, LLC

6.6*	Form of Software and Services License Agreement dated [*], 2023 by and between North Capital Investment Technology, Inc. and Casa Shares, Inc.

8.1*	Escrow Agreement dated November 1, 2023, by and among North Capital Private Securities Corporation, Casa Shares, Inc. and Casa Shares Series Lorene, a series of Casa Shares, LLC

*Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on November 22, 2023.

**Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on February 29, 2024.

***Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 15, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASA SHARES ASSETS, LLC

By:	Casa Shares, Inc., its managing member

By:	/s/ Mirza Beg
Name: Mirza Beg
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Mirza Beg		Chief Executive Officer of Casa Shares Assets, LLC	June 30, 2025
Mirza Beg		(principal executive officer)

/s/ McKay Francis		Chief Financial Officer of Casa Shares Assets, LLC	June 30, 2025
McKay Francis		(principal financial and accounting officer)

Casa Shares, Inc.		Managing Member	June 30, 2025

By:	/s/ Mirza Beg
Name:	Mirza Beg
Title:	Chief Executive Officer